Via Facsimile and U.S. Mail
Mail Stop 6010

October 10, 2006

Stephen P. Rasche
Chief Financial Officer
TLC Vision Corporation
16305 Swingley Ridge Rd., Suite 300
Chesterfield, MO 63017

Re: TLC Vision Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Form 10-K/A for the Fiscal Year Ended December 31, 2005
Filed August 28, 2006
File Number: 000-29302

Dear Mr. Rasche:

        We have completed our review of your Forms 10-K and 10-K/A and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief